File No. 70-10177

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Northeast Utilities,	)	CERTIFICATE PURSUANT TO RULE 24
NU Enterprises, Inc.	)	UNDER THE PUBLIC UTILITY HOLDING
Select Energy, Inc.	)	COMPANY ACT OF 1935
on Form U-1	)	

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27868, June 30, 2004, and HCAR No. 35-27868A, July 2, 2004, File No. 70-10177) ("Order").

For the quarter ended September 30, 2004, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

As of September 30, 2004, NU's aggregate investment in EWGs was approximately $448.2 million, or 53.0% of its average Consolidated Retained Earnings for the most recent four quarters of approximately $846.3 million.

2) A computation in accordance with rule 53(a) setting forth NU's "aggregate investment" in EWGs as a percentage of (a) total consolidated capitalization; (b) net utility plant; (c) total consolidated assets; and (d) aggregate market value of NU's common equity, all as of the end of the quarter.

	As of September 30, 2004	
	(Thousands of Dollars)	**%**
NU's aggregate investment in EWGs	$ 448,174	- %
a) Total consolidated capitalization	6,956,753	6.4
b) Net utility plant	5,739,485	7.8
c) Total consolidation assets	11,541,452	3.9
d) Aggregate market value of NU's common equity	2,318,909	19.3

3) Consolidated capitalization ratios of NU, CL&P, PSNH and WMECO as of the end of the quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG(s):

NU Consolidated	**As of September 30, 2004**	
	(Thousands of Dollars)	**%**
Common shareholder's equity	$ 2,318,909	33.3 %
Preferred stock	116,200	1.7
Long-term and short-term debt	2,929,700	42.1
Rate reduction bonds	1,591,944	22.9
	$ 6,956,753	100.0 %

The Connecticut Light and Power Company (CL&P)	As of September 30, 2004	
	(Thousands of Dollars)	%
Common shareholder's equity	$ 786,028	26.0 %
Preferred stock	116,200	3.8
Long-term and short-term debt	1,098,147	36.3
Rate reduction bonds	1,026,389	33.9
	$ 3,026,764	100.0 %

Public Service Company of New Hampshire (PSNH)	As of September 30, 2004	
	(Thousands of Dollars)	%
Common shareholder's equity	$ 397,908	30.2 %
Long-term and short-term debt	480,088	36.4
Rate reduction bonds	440,476	33.4
	$ 1,318,472	100.0 %

Western Massachusetts Electric Company (WMECO)	As of September 30, 2004	
	(Thousands of Dollars)	%
Common shareholder's equity	$ 162,225	30.7 %
Long-term and short-term debt	241,651	45.7
Rate reduction bonds	125,078	23.6
	$ 528,954	100.0 %

4) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of NGC and each additional EWG from that attributable to other subsidiaries of NU.

Retained earnings statement as of September 30, 2004:

	NGC	NU Consolidated
	(Thousands of Dollars)	
Beginning balance as of July 1, 2004	$ 39,405	$ 840,082
Additions:		
Net income	9,238	39,117
Deductions		
Dividends declared - common shares	7,000	46
Ending balance as of September 30, 2004	$ 41,643	$ 879,153

5) A statement of revenues and net income for each EWG for the twelve months ending as of the end of the quarter:

Twelve Months Ended September 30, 2004	NGC
	(Thousands of Dollars)
Revenues	$152,314
Net Income	$ 40,762

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
(Registered Holding Company)

/s/ John P. Stack
John P. Stack
Vice President - Accounting and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
November 23, 2004